
THE TALE OF
NICKY NEWARK
EVERY LIFE HAS A CHOICE
MOCK POSTER


GENRE
DRAMAEDY

SYNOPSIS

BOBBY CANNONNOLLI WEARS MANY HATS. HE IS A PAROLE OFFICER. A FATHER. A HUSBAND.
LATELY THOUGH: HE IS A MAN STRUGGLING TO FIND HIS PLACE IN LIFE. A RANDOM ENCOUNTER WITH A "FAMOUS" LOCAL ACTOR FROM HIS CHILDHOOD HAS ALWAYS HAD BOBBY BELIEVING THAT HE WAS MEANT TO BE SOMETHING MORE, SOMETHING BIGGER.
HIS PURPOSE WAS TO FOLLOW IN THAT MAN'S STEPS SO HE COULD BE HIS MOM'S "STAR".

WORKING A "9 TO 5" GRIND ISN'T EASY. BETWEEN THE DREGS OF SOCIETY WITHIN A PAROLE OFFICER'S CASELOAD, AN OBNOXIOUS WORK RIVAL, AND A FORMER-PARTNER-NOW BOSS, BOBBY CAN ONLY DREAM OF STARDOM. COMING HOME LEAVES A LOT TO BE DESIRED TOO:
AN OUT-OF-TOUCH AND UNLOVING WIFE, A COUCH-POTATO BROTHER-IN-LAW, AND AN INNOCENT 8-YEAR-OLD DAUGHTER WHO IS ONLY AT THE BEGINNING OF NAVIGATING THE DYSFUNCTION OF THE FAMILY AT WHICH BOBBY TRULY BELIEVES HE IS FAILING HER.

BREAKING UP THIS BLEAKNESS HOWEVER IS THE "DREAM": ATTENDING AUDITIONS, ACTING CLASSES – THOSE FIVE MINUTES OF PERFORMANCE KNOWN TO NO ONE. ALTHOUGH A RESPITE, NEITHER OF THESE SEEM FULFILLING ENOUGH UNTIL A NEW CLASSMATE HAPPENS UPON BOBBY. THROUGH HER GENUINE SPIRIT, BOBBY IS INSPIRED TO ASK WHETHER HE DOES IN FACT "HAVE A CHOICE"? CAN THINGS BE DIFFERENT? CAN A PERSON TURN THEIR LIFE AROUND? IS IT TIME TO REALLY LISTEN TO HIMSELF?

AT ITS HEART, THE TALE OF NICKY NEWARK IS THE SEARCH FOR ONE'S OWN SELF-WORTH.
WHO DOES BOBBY OWE HIS LOYALTY TO?
HIS WIFE? HIS BOSS? HIS DAUGHTER? HIS PASSION? HIMSELF?

PROPOSED CAST OPTIONS

BOBBY CANNONNOLLI IS A PAROLE OFFICER. HE IS A FATHER. HE IS A HUSBAND. HE IS A MAN TRYING TO MAKE HIS WAY THROUGH LIFE. BREAKING UP THE MONOTONY OF HIS DAILY DAY AS A PAROLE OFFICER, BOBBY SECRETLY PURSUES HIS DREAM OF BEING AN ACTOR.

CHALLENGING BOBBY IS DANIELLE, HIS SELFISH AND OUT OF TOUCH WIFE, DONNIE, HIS LAZY BROTHER-IN-LAW, WHO HAS BEEN RECOVERING FROM A "TRAGEDY" FOUR YEARS AGO, AND THE PULL BOBBY FEELS AS A FATHER TO PROVIDE A GOOD HOME FOR HIS 8-YEAR-OLD DAUGHTER WHO BOBBY LOVES MORE THAN HIMSELF.

JUST AS EVERYTHING ELSE IN HIS LIFE, RANDOMNESS BRINGS TO HIM FELLOW ACTOR CLAIRE, WHOSE POSITIVE AND UPBEAT OUTLOOK IS A MUCH NEEDED STARK CONTRAST TO BOBBY'S "GRIM GRIND" POINT OF VIEW. IT'S NOT LONG BEFORE THE ACTING CLASSES BECOME CONVERSATIONS IN THE PARK, WITH CHALLENGING QUESTIONS OF WHETHER THERE'S A WAY HE CAN BE HAPPY AND FULFILLED.

BOBBY BEGINS TO WONDER ... DOES "EVERY LIFE REALLY HAVE A CHOICE?"



CHRIS MESSINA



JAKE JOHNSON



LUKE GRIMES



MILO VENTIMIGLIA

BOBBY CANNONNOLLI

PROPOSED CAST OPTIONS

BELIEF, PERSERVERANCE, AND CALM. THREE TRAITS THAT BOBBY STRUGGLES TO FIND IN HIS DAY TO DAY BUT ARE TRAITS THAT CLAIRE HAS IN ABUNDANCE.

UNLIKE BOBBY, CLAIRE SEES THE WORLD AS IS, BUT ALSO RECOGNIZES "THE BEAUTY IN THINGS TOO". CAN'T FIND ACTING WORK? SHE'LL LEARN HOW TO MAKE HER OWN FILM. UNHAPPY WITH HER CURRENT ACTING COACH? SHE'LL TAKE FROM THE CLASS WHAT'S VALUABLE AND SEEK SOMEONE MORE FITTING.

ALWAYS MOVING FORWARD, ALWAYS BELIEVING, AND RESPECTING THOSE AROUND HER LEAVES BOBBY WONDERING WHAT THINGS COULD HAVE BEEN LIKE IF LIFE HAD TURNED OUT DIFFERENTLY.



ANA PAQUIN



ERIN RICHARDS



CLAIRE

PROPOSED CAST OPTIONS

BILLY



DONAL LOGUE



NICK OFFERMAN

BILLY IS BOBBY'S OLDER BROTHER. BILLY CHOSE A VERY DIFFERENT LIFE THAN HIS YOUNGER BROTHER BOBBY. WHILE BOBBY CHOSE TO MAKE A LIFE ON THE STREETS AS A PAROLE OFFICER, BILLY CHOSE THE WAY OF THE CHURCH AND BECAME A PRIEST. NOT YOUR TYPICAL PRIEST, BILLY HAS ALMOST - IF NOT MORE OF - AN EDGE THAN HIS YOUNGER SMART-ASS BROTHER. AS CAN HAPPEN WITH FAMILY, BILLY AND BOBBY HAVE BARELY SPOKEN OVER THE YEARS BUT NOW BILLY WILL BE FACED WITH HIS YOUNGER BROTHER IN A MOMENT OF HIS DARKEST NEED. WILL BILLY BE ABLE TO HELP HIS "HEATHEN" OF A BROTHER OR WILL THEY PART WAYS AGAIN?

CHRIS

REGGINALD VAN MEISTER, BOBBY'S ACTING TEACHER, IS VERY EXCITED TO INTERVIEW CHRIS ATKINS ON HIS WEEKLY ZOOM PODCAST. CHRIS IS ON REGGIE'S SHOW PROMOTING HIS SUCCESSFUL WRITING CAREER AND HIS CREDITS OF ACTING IN OVER 90 FILMS. REGGIE IS MORE OBSESSED WITH TALKING ABOUT BLUE LAGOON, HOW HE GREW UP WATCHING "THE PIRATE MOVIE" AS A KID WITH HIS FRIENDS , ALONG WITH HIS CHILD-HOOD CRUSH ON KRISTY MCNICHOL.

CHRIS STAYS CALM DURING REGGIE'S OBTUSENESS AS HE'S SEEN IT FOR YEARS IN THE BUSINESS.



CHRIS ATKINS

PROPOSED CAST OPTIONS

WILLIAM

WILLIAM IS A YOUNG GOOD LOOKING ACTOR AND IS BOBBY'S FOIL IN CLASS. TO WILLIAM, BOBBY IS AN UNCIVILIZED BUFFOON WHO DOESN'T TAKE "THE CRAFT" SERIOUSLY. HE NEEDLES AND ENJOYS PROVING BOBBY WRONG AT EVERY TURN. PAIRED UP AS SCENE PARTNERS WILLIAM ASSUMES HE HAS HIS MOMENT TO SHINE AND PUT HIS ACTING "CHOPS" AGAINST BOBBY'S GUTTURAL MINDSET. THE SCENE DOES NOT GO AS WILLIAM PLANNED.


CHASE COLEMAN


DREW VAN ACKER


KJ APA

JEANETTE

JEANETTE IS DANIELLE CANNONNOLLI'S BEST FRIEND. A "JERSEY HOUSEWIFE" TO THE NTH DEGREE,. JEANETTE AND DANIELLE HAVE BEEN FRIEND'S SINCE HIGH SCHOOL, WHERE JEANETTE ALSO KNEW BOBBY. NEVER A FAN OF HIS, JEANETTE SEES BOBBY AS A CONSTANT DRAIN ON HER AND DANIELLE'S SOCIAL LIFE AND FEELS THAT DANIELLE COULD DO "SO MUCH BETTER".


JENNIFER TAYLOR


PEYTON LIST


LANA PARILLA

PRODUCTION TEAM



DAVID LAROSA
DIRECTOR/WRITER

In 2008 Dave co-founded and was President of indie film company Feenix Films LLC. Dave has directed 5 films and 3 shorts since 2007. Clandestine, the last feature Dave directed and produced, received world-wide distribution from a legitimate distributor and can currently be seen on multiple streaming platforms.



MICHELLE ALEXANDRIA
PRODUCER

Michelle has 22 credits to her name and has cultivated a well respected and deep knowledge base of distribution channels within the film industry. Michelle has also been a regular attendee at the major film markets since 2002, including Cannes and AFM. Michelle brings her vast knowledge and connections to this film.



BRAD REGO
DIRECTOR OF PHOTOGRAPHY

Brad Rego has been working as a Director as well as a Director of Photography for well over a decade. Brad and Dave began working together on Dave's last film "Clandestine". Recently Brad completed his own film Cryptid which is wrote and directed.

PRODUCTION TEAM

JANINE LAINO
PRODUCER



Janine co-founded Feenix Films LLC in 2008. During Feenix's time she functioned as its Social Outreach Coordinator and had a hand in producing all of Feenix's features. Janine's specialty is in story coherence and in the post-production process where her skills at assiting with film pacing and audience engagement adds an integral piece to each production she is involved with.



KATE A. MCGRATH
PRODUCER

Kate functioned as Business Director for Feenix Films LLC starting in 2009 and until its closure in 2019. Kate contributed multiple scripts to Feenix Films during its run including the successful 2016 film "Clandestine". Along with writing the film, Kate also Executive Produced "Clandestine" with primarily her own funds. Kate has frequently put her own "skin in the game" as she produced the bulk of Feenix's film library.

PAST FILMS MADE BY CURRENT PRODUCTION TEAM



A LIFE LIVED
CRYPTID
Cabin 11
FIRST DOG
"IN DOG WE TRUST"
THE BASEMENT
ASK ME TO DANCE
YOUR FAMILY. YOUR TOWN. OUR PROBLEM.
CLANDESTINE
Feenix Films Presents
REQUIEM
The Story is Yours To Tell
Are you ready for your next date?
LOCK - LOAD - LOVE
Feenix Films Presents
DEALER
Two People. One Drug
Feenix Films
NICKY NEWARK
Every Life Has A Choice
THE KILLING OF JACOB MARR

LIGHT YEAR PICTURES

tubi | iTunes | YouTube | hulu | NETFLIX | Google Play | prime video | PLUTO TV

VUDU | IMDb TV | SUNDANCE NOW | vimeo ON DEMAND | hoopla | kanopy | OverDrive | ALLIED VAUGHN

MUBI | Bell | ROGERS | TELUS | Shaw) | INDEMAND | Roku | Curiosity STREAM

TOP BOX | I ♥ docs | LITTLE DOT STUDIOS | popcornflix MOVIES. TV. FREE. | redbox. | CRACKLE | FANDOR | dekkoo

TIMELINE

1
INVESTORS DEPOSIT FUNDS- AGREEMENT EXECUTED

2
PROOF OF FUNDS USED TO BACK OFFERS
2 TO 3 MONTHS

3
ACTORS OFFERS ACCEPTED, SCHEDULES COORDINATED

4
SET START DATE!

5
ENTER INTO PRE-PRODUCTION STAGE
3 TO 5 WEEKS

6
ENTER INTO PRINCIPLE PHOTOGRAPHY
4 TO 5 WEEKS

7
ENTER INTO POST-PRODUCTION
3 TO 5 MONTHS

8
DISTRIBUTION STRATEGY PROVIDE DELIVERABLES
1 TO 2 MONTHS

9
ESTABLISH RELEASE DATE

10
RELEASE THE FILM

NOTE:
ALTHOUGH THE TIMING ON EVERY FILM IS VERY DIFFERENT, THE GENERAL RULE IS THAT IN THE EVENT THAT THE FILM IS RELEASED, EQUITY INVESTMENTS USUALLY BEGIN TO RECOUP APPROXIMATELY 18-24 MONTHS AFTER THE LAST DAY OF PRINCIPLE PHOTOGRAPHY. IN SOME CASES, RECOUPMENT MAY BEGIN TO OCCUR WITHIN 12 MONTHS.

WATERFALL

INVESTMENTS

REVENUE

BOX OFFICE
VIDEO ON DEMAND (V.O.D)
DOMESTIC AQUISITIONS
INTERNATIONAL SALES
TELEVISION PAY (I.E. HBO)
TELEVISION FREE (I.E. NBC)
MERCHANDISING & AD SALES
DIGITAL (AMAZON, NETFLIX, HULU)

DISTRIBUTION FEES

DEFERMENTS

INVESTOR RECOUPMENTS

PRODUCERS 50%	INVESTORS 50%

TOP SHEET



EP Budgeting
Budget Title : "NICKY NEWARK"

Budget Draft Dated : 8/9/19
Start Date : Fall 2022
Shoot Days : 20
Post Weeks : 16
SAG Modified Low Budget Agreement

Prod: Michelle Alexandria
Janine Laino, Kate A McGrath
Dir: David LaRosa
Location : East Coast
Prepared By : M.B.

Acct No	Category Description	Page	Total
1100	STORY, RIGHTS, CONTINUITY	1	3,050
1200	PRODUCERS UNIT	1	17,600
1300	DIRECTOR	1	17,600
1400	CAST	1	46,414
	Total Fringes		**25,005**
	Total Above-The-Line		**109,669**
2000	PRODUCTION STAFF	4	43,744
2500	SET OPERATIONS	4	16,520
2700	ART DEPARTMENT	5	16,180
2800	PROPERTY	5	1,000
2900	WARDROBE	5	10,080
3100	MAKE-UP & HAIRDRESSING	6	9,244
3200	LIGHTING	6	19,270
3300	CAMERA DEPT.	6	32,150
3400	PRODUCTION SOUND	7	9,304
3500	TRANSPORTATION	7	29,180
3600	LOCATION	8	90,646
3700	MEDIA CARDS	9	1,400
	Total Fringes		**27,525**
	Total Below-The-Line Production		**306,243**
4500	EDITORIAL	10	15,900
4600	MUSIC	10	9,000
4700	POST PRODUCTION SOUND	10	12,500
4900	COLOR CORRECTION / MASTERING	10	6,500
	Total Fringes		**2,470**
	Total Below-The-Line Post		**46,370**
6700	INSURANCE	11	11,500
6800	GENERAL EXPENSE	11	11,800
	Bondlt : 0.7%		3,500
	Contingency : 5.1%		25,000
	Total Below-The-Line Other		**51,800**
	Total Above-The-Line		**109,669**
	Total Below-The-Line		**404,413**
	Total Above and Below-The-Line		**514,082**
	Grand Total		**514,082**

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CONCEPT

DICHOTOMY. WHAT ARE TWO VERY SEPARATE THINGS THAT WOULD SEEM TO CREATE DRAMA IN THIEIR OPPOSITES? A PAROLE OFFICER WHO WANTS TO BE AN ACTOR? HOW WOULD HE BALANCE THE OPPOSSITES OF THOSE TWO WORLDS - CRUEL REALITY VS. THE WORLD OF PRETEND ?

LET'S GIVE THIS PERSON AN UNFULFILELD LIFE, A HORRIBLE MARRIAGE, A DAUGHTER MATURE BEYOND HER YEARS, AND A PROMISE TO BE "SOMEBODY" TO HIS DECEASED MOTHER. THOSE ARE THE INNER WORKINGS OF BOBBY CANNONNOLLI. WE ALL STRUGGLE WITH WHO WE ARE VS. WHERE WE THOUGHT WE WOULD BE. SOMETIMES IT MATCHES UP PRETTY WELL, OTHER TIMES IT DOES NOT. FOR BOBBY, IT DOESN'T. SOME PEOPLE WOULD GIVE UP THERE AND SIMPLY LIVE OUT THEIR DAYS IN THE HORRIBLE MARRIAGE. THE UNFULFILLING DAY JOB. THE LOST DREAMS.



BOBBY CANNONNOLLI IS A "NICKY NEWARK". A MAN FROM NEWARK , NEW JERSEY. TENDS TO BE SOMEWHAT CHIVALROUS, BUT ALSO A BIT ROUGH AROUND THE EDGES. A GUY OF THE HOOD WITH GREAT DREAMS BUT NOT KNOWN FOR GREAT ACCOMPLISHMENTS. BLACK LEATHER JACKET, ATTITUDE, CONFIDENCE, SWAGGER, AND A LIFE OF UNFULFILLED POTENTIAL ARE A MUST.




THE TALE OF
NICKY NEWARK
LIGHT YEAR PICTURES
Michelle Alexandria
Lightyear Pictures
michelle@lightyearpictures.com
310-722-0303
David LaRosa
Tale Of Nicky Newark LLC
taleofnickynewark@gmail.com
973-879-4173